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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                         Commission File Number 0-27992


-----------
(Check One):

[ ] Form 10-K and Form 10-KSB           [ ] Form 11-K          [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB           [ ] Form N-SAR         [ ] For N-CSR

For Period Ended: October 3, 2003
                  ---------------
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -------------------------------

     Read Instruction (on back page) Before Preparing Form. Please Print or
     Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full name of registrant     Elamex S.A. de C.V.
                        --------------------------
Former name if applicable.
                          ----------------------------------------------------

Address of principal executive office (Street and number) 1800 Northwestern Dr.
                                                         -----------------------
City, state and zip code        El Paso, TX 79912
                        ---------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant is unable to file Form 10-Q without unreasonable effort or expense due an unexpected result in a physical inventory performed as of October 31, 2003, by the Company's Metal Stamping segment subsidiary: Precision Tool, Die and Machine Company ("Precision"). Precision management believes that inventory adjustments are required as of the October 3, 2003 reporting date, and that the adjustments will reduce inventory balances and increase cost of goods sold by an amount in the range of $1.5 million to $2.1 million. Precision has not yet completed its review, and no conclusive findings have yet been made available to corporate management. Inventory adjustments in this range of amounts would raise questions about underlying systems and controls, could have an adverse impact on Precision bank borrowing arrangements, and could adversely impact Precision's ability to maintain liquidity. The review of the inventory and the reconciliation to recorded accounts, and concerns about liquidity and internal controls, require additional time to determine the effect these issues may have on the period ended on October 3, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Sam L. Henry                                  (915) 298-3061
  -----------------                        --------------------------------
        (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s) [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               Elamex S.A. de C.V.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  11/18/2003                  By:      /s/ Sam L. Henry
     --------------                   ------------------------------------------
                                            Sam L. Henry
                                            Vice-President and Chief Financial
                                            Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed

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beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).